SEC 1745  Potential persons who are to respond to the collection of information
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                                  UNITED STATES              OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number:

                             Washington, D.C. 20549          Expires:

                                  SCHEDULE 13G               Estimated average
                                 (Rule 13d-102)              burden hours per
                                                             response. .


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                                 MedicalCV, Inc.
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
                         (Title of Class of Securities)

                                    584639405
                                 (CUSIP Number)

                                October 13, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 584639405

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [ ]
            (b)     [ ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    892,857
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        892,857

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 892,857 shares consisting of 714,286 shares of common stock and warrants to purchase 178,571 shares of common stock, representing in the aggregate 8.9% of the issued and outstanding shares.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)

            8.9%

     12.    Type of Reporting Person (See Instructions)

            HC; OO (Limited Liability Company)

                               CUSIP No. 584639405

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

              New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    892,857
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        892,857

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 892,857 shares consisting of 714,286 shares of common stock and warrants to purchase 178,571 shares of common stock, representing in the aggregate 8.9% of the issued and outstanding shares.

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

     11.    Percent of Class Represented by Amount in Row (9)
            8.9%

     12.    Type of Reporting Person (See Instructions)
            HC; CO

                               CUSIP No. 584639405

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Paul J. Solit

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            U.S.

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    892,857
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        892,857

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Persons own an aggregate of 892,857 shares consisting of 714,286 shares of common stock and warrants to purchase 178,571 shares of common stock, representing in the aggregate 8.9% of the issued and outstanding shares.

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

     11.    Percent of Class Represented by Amount in Row (9)

            8.9%

     12.    Type of Reporting Person (See Instructions)

            IN; HC

Item 1.
           (a)  Name of Issuer

                MedicalCV, Inc.

           (b)  Address of Issuer's Principal Executive Offices

                9725 South Robert Trail
                Inver Grove Heights, Minnesota 55077


Item 2.
           (a)  Name of Person Filing

                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b)  Address of Principal Business Office or, if none, Residence

                (i), (ii), and (iii)

                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (c)  Citizenship

                (i) New York
                (ii) New York
                (iii) U.S.

           (d)  Title of Class of Securities

                Common Stock, par value $.01 per share

           (e)  CUSIP Number
                584639405

Item 3.    Not Applicable


Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           Potomac Capital Management LLC
           Potomac Capital Management Inc.
           Paul J. Solit

           (a) Amount beneficially owned: 892,857 shares consisting of 714,286 shares of common stock and warrants to purchase 178,571 shares of common stock
           (b)  Percent of class:                                  8.9%
           (c)  Number of shares as to which the person has:
                (i)    Sole power to vote or to direct the vote    0
                (ii)   Shared power to vote or to
                       direct the vote                             892,857
                (iii)  Sole power to dispose or to
                       direct the disposition of                   0
                (iv)   Shared power to dispose or to
                       direct the disposition of                   892,857

Item 5.    Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

           See Exhibit A attached hereto.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 25th day of October, 2006




                                           POTOMAC CAPITAL MANAGEMENT LLC

                                           By:   /s/      Paul J. Solit
                                                 ------------------------------
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.

                                           By:   /s/     Paul J. Solit
                                                 ------------------------------
                                                 Paul J. Solit, President


                                           PAUL J. SOLIT

                                           By:   /s/ Paul J. Solit
                                                 ------------------------------
                                                 Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B   Joint Filing Agreement dated October 25, 2006 among Potomac Capital
            Management LLC, Potomac Capital Management, Inc. and Paul J. Solit